SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

 W.P. Stewart & Co., Ltd.

(Name of Subject Company)

W.P. Stewart & Co., Ltd.

(Name of Persons Filing Statement)

Common Shares

(Title of Class of Securities)

G84922106

(CUSIP Number of Class of Securities)

Seth Pearlstein

c/o W.P. Stewart & Co., Ltd.

527 Madison Ave., 20th Floor

New York, NY 10022

(212) 750-8585

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Barry Wade

Dorsey & Whitney LLP

250 Park Avenue

New York, NY 10177-1500

(212) 415-9311

[ X ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[LETTERHEAD OF W.P. STEWART & CO., LTD.]

Contact: Fred Ryan

telephone: 441-295-8585

21 May 2008

Hamilton, Bermuda

W.P. Stewart & Co., Ltd. Announces

Strategic Investment from Arrow Capital Management, LLC

Releases First Quarter 2008 Financial and Operating Results

W.P. Stewart & Co., Ltd. (NYSE:WPL) (“W.P. Stewart” or the “Company”) announced today that it has agreed to a strategic investment (the “Transaction”) from Arrow Capital Management, LLC (“Arrow Capital”), through affiliated partnerships.

Arrow Capital is a New York based investment management company with several partnerships invested primarily in public equity securities. Arrow Capital’s Co-Managing Members are Alex von Furstenberg and Mal Serure.

Proposed Transaction

Arrow Capital, through a combination of a tender offer and the purchase of primary shares from the Company, will acquire up to 45% of the shares outstanding in W.P. Stewart on the following terms:

•

Partnerships affiliated with Arrow Capital will make a cash tender offer for up to 19,902,000 shares, representing approximately 36% of shares outstanding after the Transaction, for a purchase price of $1.60 per share;

•	The partnerships also have committed to purchase a minimum of 5,010,000 newly issued shares from the Company for a purchase price of $1.60 per share; and

•

Should the partnerships purchase less than 13,840,000 shares in the tender and the primary issuance mentioned above, representing approximately 25% of shares outstanding after the Transaction, they will have the option to purchase, for a purchase price of $1.60 per share, up to 2,430,000 additional newly issued shares.

The tender is expected to commence no later than 28 May 2008. The transaction is not subject to shareholder approval or financing conditions. Each partnership through which Arrow Capital invests will have a voting interest that will be limited to 9.5% of post-transaction shares outstanding and collectively Arrow Capital will have a voting interest limited to 24%.

This Transaction is the culmination of an extensive process through which a full range of alternatives available to W.P. Stewart were evaluated and after which it was concluded that the proposed Transaction with Arrow Capital was in the best interests of clients and shareholders. The Transaction is intended to provide liquidity to current shareholders, strengthen the Company’s capital position, and maximize Arrow Capital’s commitment to the Company.

W. P. Stewart & Co., Ltd. Comment

Bill Stewart, Chairman & CEO said: “As my colleagues and I have gotten to know the Arrow team, led by Alex von Furstenberg, we are impressed with their commitment to quality investing as well as their extraordinary track record. We look forward to working closely with them in the future. “

Arrow Capital Management, LLC Comment

Alex von Furstenberg, Arrow Capital’s Co-Managing Member and Chief Investment Officer said: “We are excited and honored to invest in Bill Stewart and his team. Bill has a tremendous talent for investment, as demonstrated by his 30-plus year track record of over 17% annualized returns, which we believe is nearly incomparable in the investment management industry.

“We believe W.P. Stewart is uniquely well positioned to benefit from the current opportunity in large-cap growing companies. W.P. Stewart’s holdings are industry-leading franchises that generate consistent and growing amounts of free cash flow. After nearly a decade of compression in valuation multiples, these high-quality companies now trade at only a modest premium to the market. These companies are particularly attractively valued relative to treasuries.

“We believe that over time, investors will value liquid shares in leading franchises at a meaningful premium, as they have in the past. When this develops, we expect W.P. Stewart’s clients’ holdings to benefit from the combined effects of multiple expansion and above average earnings growth.”

First Quarter 2008 Financials

Included with this release are tables containing revenue and expense detail for the first quarter of 2008, with comparisons to previous quarters, together with AUM flow detail, also with comparisons to earlier quarters.

1.	Net Results and Earnings Per Share

Net loss for the first quarter ended 31 March 2008 was $6.3 million or $0.14 per share (diluted) and $0.14 (basic). This compares with a net loss of $1.8 million, or $0.04 per share (diluted) and $0.04 per share (basic) for the first quarter ended 31 March 2007.

Results for the quarter include non-recurring charges of approximately $780,000 relating to agreements with certain employees, whose employment with the Company terminated during the quarter.

Net results on a cash basis in the quarter ended 31 March 2008 were -$2.4 million, or -$0.05 per share (diluted), (net loss of $6.3 million adjusted to include $4.0 million representing non-cash items consisting of unrealized losses and expenses consisting of non-cash compensation, depreciation and amortization and other non-cash charges on a tax-effected basis). In the same quarter of the prior year, cash earnings for the quarter ended 31 March 2007 were $6.4 million, or $0.14 per share (diluted), (net loss of $1.8 million adjusted to include $8.2 million representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges on a tax-effected basis).

For the first quarter of 2008 there were 46,360,437 common shares outstanding on a weighted average diluted basis (46,360,437 – weighted average basic) compared to 45,986,856 common shares outstanding for the first quarter of 2007 on the same weighted average diluted basis (45,961,468 – weighted average basic). At 20 May 2008, the Company had 50,351,566 common shares outstanding (including shares of restricted stock and excluding outstanding options).

2.	Assets Under Management

Assets under management (AUM) at 31 March 2008 were approximately $2.8 billion, compared with approximately $4.1 billion at 31 December 2007.

As of 16 May 2008, AUM was approximately $2.8 billion.

3.	Investment Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the “Composite”) for the first quarter of 2008 was -6.0%, pre-fee, and -6.3%, post-fee, compared to -9.4% for the S&P 500.

Preliminary indications are that at 16 May 2008 performance in the Composite, year-to-date, was
-1.8%, pre-fee, and -2.2%, post-fee, compared to -2.2% for the S&P 500.

4.	Cash Position

The Company had cash and marketable securities at 31 March 2008 of $46.5 million. The Company has no debt.

5.	Expense Rationalization

Previously, W.P. Stewart indicated that it would rationalize its expense base to reflect current market and Company-specific conditions. Over the past few months a significant reduction in operating expenses has been implemented and further expense rationalization will be undertaken during the remainder of 2008. The objective is to establish an expense base that is consistent with the asset under management base with a goal of being cash flow positive during the second half of 2008.

6.	Other Items

The average gross management fee was 1.05%, annualized, for the quarter ended 31 March 2008, compared to 1.08%, annualized, for the same quarter of the prior year. Excluding performance fee based accounts, the average gross management fee was 1.22% for the quarter ended 31 March 2008, compared to 1.22%, annualized, for the same quarter of the prior year.

For the first quarter of 2008 non-cash compensation expense related to the Company’s restricted share issuances to employees was approximately $3.9 million. In the first quarter of 2007 these non-cash compensation expenses were approximately $6.8 million (includes $4.2 million related to employees whose employment terminated in February 2007). This non-cash compensation expense is included in “employee compensation and benefits”.

Shareholders equity at 31 March, 2008 was approximately $70 million.

W.P. Stewart Investment Teams

Going forward, Bill Stewart will lead the Company’s U.S equity team that includes Bob Kahn, Jack Mahler, Jim Tierney, Samantha Epstein and Stacey Brodbar. Mark Phelps, President, continues to head up the Company’s global investment research and portfolio management activities and is based in London.

W.P. Stewart retains a 35% interest in Bowen Asia Ltd., a Hong Kong based research and portfolio management affiliate.

Advisors

Merrill Lynch served as financial advisors to W.P. Stewart in connection with the agreement with Arrow Capital. Duff & Phelps, LLC served as financial advisor to the Special Committee of the W.P. Stewart Board of Directors. Dorsey & Whitney LLP and Appleby provided legal counsel to the Company.

W.P. Stewart & Co., Ltd.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company’s shares are listed for trading on the New York Stock Exchange (NYSE:WPL) and on the Bermuda Stock Exchange (BSX:WPS).

For more information, please visit the Company’s website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

Important Notice

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the ability of the Company to negotiate and implement a strategic alternative, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company’s products’ performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company’s services, changes in the Company’s business strategy or development plans and contingent liabilities and our ability to successfully complete the contemplated transactions with Arrow Capital.

The forward-looking statements speak only as of the date of this press release. Arrow Capital and W.P. Stewart expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of W.P. Stewart common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy W.P. Stewart common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at http//www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

W.P. Stewart will file a solicitation/recommendation statement with the SEC in connection with the tender offer. Shareholders are strongly advised to read this document when it becomes available because it will contain important information about the tender offer. Shareholders would be able to obtain a free copy of the solicitation/recommendation statement as well as other filings containing information about W.P. Stewart and the tender offer, if and when available, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, copies of the solicitation/recommendation statement and other filings containing information about W.P. Stewart and the tender offer, if and when available, may be obtained without charge, by directing a request to W.P. Stewart Investor Relations (Fred Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

CONTACT:

W.P. Stewart & Co., Ltd.

Fred Ryan

Tel: 441-295-8585

Toll Free: 1-888-695-4092

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended			% Change From
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007	Dec. 31, 2007	Mar. 31, 2007
Revenue:
Fees	$10,114,393	$13,505,682	$21,061,944	-25.11%	-51.98%
Commissions	1,715,474	2,264,549	4,459,454	-24.25%	-61.53%
Realized and unrealized gains/(losses) on investments	(1,638,063)	(800,602)	(21,201)	104.60%	7626.35%
Interest and other	377,979	635,442	440,328	-40.52%	-14.16%

	10,569,783	15,605,071	25,940,525	-32.27%	-59.25%

Expenses:
Employee compensation and benefits	10,848,081	11,324,901	16,149,555	-4.21%	-32.83%
Fees paid out	1,162,067	1,298,611	1,781,660	-10.51%	-34.78%
Commissions, clearance and trading	316,973	383,146	787,965	-17.27%	-59.77%
Research and administration	2,500,957	2,470,070	3,392,907	1.25%	-26.29%
Marketing	846,333	1,833,438	1,564,158	-53.84%	-45.89%
Depreciation and amortization	811,154	1,441,214	1,438,229	-43.72%	-43.60%
Impairment of intangible asset	—	15,572,074	—	-100.00%	—
Other operating	2,151,736	2,652,474	2,737,124	-18.88%	-21.39%

	18,637,301	36,975,928	27,851,598	-49.60%	-33.08%

(Loss) / Income before taxes	(8,067,518)	(21,370,857)	(1,911,073)	-62.25%	322.15%

Provision for taxes	(1,719,579)	(400,226)	(74,295)	329.65%	2214.53%

Net (loss) / income	$(6,347,939)	$(20,970,631)	$(1,836,778)	-69.73%	245.60%

Earnings per share:

Basic earnings per share	$(0.14)	$(0.45)	$(0.04)	-68.89%	250.00%

Diluted earnings per share	$(0.14)	$(0.45)	$(0.04)	-68.89%	250.00%

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

	(in millions)

	For the Three Months Ended
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
Existing Accounts:
Contributions	$47	$106	$83
Withdrawals	(225)	(154)	(322)

Net Flows of Existing Accounts	(178)	(48)	(239)

Publicly Available Funds:
Contributions	16	8	75
Withdrawals	(148)	(128)	(119)
Direct Accounts Opened	5	11	115
Direct Accounts Closed	(702)	(469)	(1,495)

Net New Flows	(829)	(578)	(1,424)

Net Flows of Assets Under Management	$(1,007)	$(626)	$(1,663)

* The table above sets forth the total net flows of assets under management for the three months ended March 31, 2008, December 31, 2007 and March 31, 2007, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.